AMENDMENT NO. 2 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated October 1, 2006, as amended May 1, 2009, by and between Morgan Stanley Investment Management, Inc. (the “Subadviser”) and Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC) (the “Adviser”), with respect to the Morgan Stanley Mid Cap Growth Portfolio (formerly Van Kampen Mid Cap Growth Portfolio), a series of Met Investors Series Trust, is entered into effective the 1st day of May, 2010.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Subadviser’s fee to the following:

Percentage of average daily net assets
Morgan Stanley Mid Cap Growth Portfolio	0.400% of first $500 million of such assets plus

0.350% of such assets over $500 million

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 1st day of May, 2010.

METLIFE ADVISERS, LLC		MORGAN STANLEY INVESTMENT MANAGEMENT, INC.

By:	/s/ Jeffrey A. Tupper	By:	/s/ Randy Takian
Name:	Jeffrey A. Tupper	Name:	Randy Takian
Title:	Vice President	Title:	Managing Director